Don Leclair	World Headquarters
Executive Vice President	One American Road
Chief Financial Officer	Dearborn, Michigan 48126-2798 USA

November 30, 2006

Via Fax and Edgar
David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Securities and Exchange Commission ("SEC") Comment Letter dated November 16, 2006 regarding Ford Motor Company's
Current Report on Form 8-K dated October 20, 2006 ("Form 8-K")

Dear Mr. Humphrey:

As discussed, in response to your letter dated November 16, 2006 we are in the process of gathering documentation relating to our materiality determinations for each of the out-of-period adjustments individually described in the Ford Motor Company ("Ford," the "Company," "we," "us" or "our") Annual Report on Form 10-K/A for the year ended December 31, 2005 ("Form 10-K/A Report"). Per our agreement, we plan to provide these materials to you by December 8, 2006. At that time, we also will address your request that we discuss how we "concluded that the additional errors were not the result of a material weakness."

We are providing below a general description of events that led to our conclusion that we should issue an Item 4.02 non-reliance disclosure based solely upon our determination that certain interest rate swaps did not satisfy the accounting rules under Paragraph 68 of Statement of Financial Accounting Standards ("SFAS") No. 133, and why we did not modify our Form 8-K prior to the publication of our Form 10-K/A Report:

•
On Monday, October 16, 2006, Ford Motor Credit Company ("Ford Credit") received a second comment letter from the Division of Corporation Finance relating to Ford Credit's Annual Report on Form 10-K for the year ended December 31, 2005. This letter included a more specific inquiry into Ford Credit's application of the shortcut method of accounting, and we undertook a detailed review of our use of this method.

•
On Thursday, October 19, 2006, we concluded that seven forward-starting interest rate swaps at Ford Credit did not meet the criteria for the shortcut method of accounting set forth in Paragraph 68 of SFAS No. 133. We preliminarily concluded that the correction of this accounting error would have a material impact on our financial results for the year ended December 31, 2002, and continued to evaluate the scope of the accounting error.

•
On Friday, October 20, 2006, based solely upon our conclusion that our 2002 financial results would be impacted materially by the correction of the accounting error relating to accounting for derivatives under SFAS No. 133, we recommended to our Audit Committee that we withdraw reliance on and restate in our Form 10-K/A Report year-end financial statements for the years 2003 - 2005, selected financial data for each of the years 2001 - 2005, and, in amended Form 10-Q Reports and our Quarterly Report on Form 10-Q for the period ended September 30, 2006 ("Third Quarter Form 10-Q Report"), interim financial statements for the quarters ended March 31, 2005 and 2006, June 30, 2005 and 2006 and September 30, 2005. The Audit Committee agreed with our recommendation and we prepared to issue our Item 4.02 non-reliance disclosure.

•
Over the weekend, we worked to update the presentation for our previously-scheduled earnings announcement (scheduled for Monday morning) to include an explanation of the basis for our restatement. Also, members of our accounting and finance teams, with our independent registered public accounting firm, PricewaterhouseCoopers LLP, began a review of all of our hedge accounting strategies. Although we considered taking additional time to confirm the exact nature and size of the accounting error before filing a non-reliance disclosure, we determined based upon the information available to us that the best practice would be to issue the non-reliance disclosure as quickly as possible.

•
Accordingly, on the morning of Monday, October 23, 2006, we filed our Form 8-K containing an Item 4.02 non-reliance disclosure, and began our previously-scheduled earnings conference call with an explanation of the fact that we would be restating our financial results due to an error in our application of the shortcut method of accounting for interest rate swaps.

•
During the period from Monday, October 23, 2006 through Monday, November 13, 2006, we continued our intensive review of our application of the shortcut method of accounting, and the preparation of our Form 10-K/A Report correcting our application of SFAS No. 133. Simultaneously, we continued the preparation of our Third Quarter Form 10-Q Report.

•
After we filed our Form 8-K, PricewaterhouseCoopers LLP also advised that, because we had reopened our books, we should reverse and record in the proper periods our out-of-period adjustments that we had previously determined to be immaterial. After some analysis, we concluded that this was appropriate, and included these items with accompanying disclosure in our Form 10-K/A Report.

•
Throughout this time, we were focused on providing a clear and accurate description of these out-of-period adjustments in our disclosures so that readers would understand that these errors had been determined to be immaterial when discovered, had been reflected previously, and now were simply being reversed and recorded in the proper periods. Our concern during this time was that readers might mistakenly believe that we had only now recorded the items for the first time. We did not revisit our previous conclusions that these items were immaterial.

As illustrated by this chronology, we continue to believe that our Form 8-K accurately disclosed the basis for our conclusion that investors should no longer rely on our financial results for the affected period - i.e., our misapplication of Paragraph 68 of SFAS No. 133 - and therefore satisfied the requirements surrounding non-reliance disclosures. As we worked to complete our Form 10-K/A Report, we did not reevaluate our previous materiality assessments for out-of-period adjustments.

We also believe that the timeliness with which we acknowledged our need to restate and brought our Form 10-K/A Report to investors (including discussion of our inclusion of out-of-period adjustments in the restatement) ensured that investors had appropriate and accurate information as quickly as possible after we discovered our misapplication of Paragraph 68 of SFAS No. 133.

*****

In connection with our response to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and enhancing the overall disclosures in our filings.

Very truly yours,

/s/ Don Leclair

Don Leclair

cc:	John J. Rossetti, Jr., Division of Enforcement